Exhibit 21
Subsidiaries of Registrant

Subsidiary	State (or Country) of Incorporation
Spectrum Sciences and Software, Inc.	Florida

Coast Engine and Equipment Company, Inc.	Florida

Horne Engineering Services, LLC	Virginia

M&M Engineering, Ltd.	Province of Newfoundland and Labrador, Canada

M&M Offshore Limited (a wholly owned subsidiary of M&M Engineering Ltd.)	Province of Newfoundland and Labrador, Canada